August 11, 2015

VIA EMAIL AND EDGAR

Re:  CIM Commercial Trust Corporation – Form 10-K for the Fiscal Year Ended December 31, 2014 (File No. 001-13610)

Jaime G. John

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

Ladies and Gentlemen:

On behalf of CIM Commercial Trust Corporation (the “Company”), I am writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 28, 2015 (the “comment letter”) relating to the above referenced form 10-K filed on March 16, 2015 (the Form “10-K”).

For your convenience, I have retyped the text of the comment letter in italics below:

Comment

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Rental Rate Trends, page 61

1.  It appears from your disclosure on page 48 that you have significant leases expiring in the next two fiscal years.  Please discuss in future filings, the relationship of market rents and expiring rents.  In addition, compare new rents on second generation leases and renewed leases to prior rent as adjusted for free rent periods.

In future filings, we will expand the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include discussion of the relationship of market rents and expiring rents, including comparisons of new rents to prior expiring rents.

Comment

Item 8.  Financial Statement and Supplementary Data

Note 14.  Commitments and Contingencies

Litigation, page F-36

2.  We note your disclosure relating to the settlement of the putative class action and derivative lawsuit.  Please tell us how this settlement, as it relates to the purchase of shares by the Manager under the Trading Plan, is reflected in your financial statements and the accounting guidance upon which you relied.  Tell us how the price per share under the settlement agreement was determined and, if applicable, how it differed from the market value of the shares.

We performed an evaluation of the settlement agreement as detailed in the Registrant’s Form 10-K for the year ended December 31, 2014 (the “Settlement Agreement,” effective as of January 28, 2014 (the “Settlement Date”)) that the Registrant and the Manager entered into in regards to the putative class action and derivative lawsuit that was filed against PMC Commercial Trust, et.al. to determine the consideration, if any, required to be recorded within the books and records of the Registrant.  The Registrant reflected certain costs for the payment of attorney’s fees and expenses of plaintiff’s counsel in the purchase accounting for the transaction and, as detailed below, there was no consideration provided by the Manager that would require an adjustment to the Registrant’s financial statements.

Under the terms of the Settlement Agreement, the Manager agreed to the Trading Plan.  More specifically, the Manager agreed to (1) enter into a trading plan (the “Open Market Trading Plan”) designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934 to provide for the purchase of up to 550,000 shares of CIM Commercial Trust Corporation common stock (the “Common Stock”) at market prices (with no obligation to purchase shares at a market price above $25.00 per share) and (2) purchase up to 100,000 shares of the Common Stock owned by REIT Redux and its other “reporting persons” at a price of $25.00 per share in August 2014 (the “Future Block Acquisition”).

The Open Market Trading Plan commenced on March 12, 2014 and expired on August 10, 2014. Pursuant to the Open Market Trading Plan, the Manager acquired approximately 254,000 shares of Common Stock at market prices. The Future Block Acquisition of 100,000 shares at $25.00 per share was completed on August 11, 2014.

The Registrant believed that the class action lawsuit was without merit and was not willing to agree to the payment of any consideration to the plaintiffs.  The Manager and the Registrant believed at the time of entry into the Settlement Agreement and at March 11, 2014 (the date of the completion of the Merger), and continue to believe, that the Manager was not providing a compensatory benefit to the Registrant, but rather providing a mechanism for the plaintiffs to redeem their shares at market value.  The Manager believed that it would be able to attain an equity position in the Registrant through acquisitions of the Company’s Common Stock at market prices, based on the Manager’s assessment of fair value of no more than $25.00 per share (which was also the implied price per share of Company Common Stock as disclosed in the press release announcing the then pending merger of the Company and a wholly owned subsidiary of CIM Urban REIT, LLC). These acquisitions would be through both open market purchases pursuant to the Open Market Trading Plan and through the obligation to acquire Common Stock in a block in the future at a determined price pursuant to the Future Block Acquisition.

We considered the guidance in ASC 718, Compensation – Stock Compensation, as it relates to share-based payment awards provided to an employee of an entity by a related party or economic interest holder for services provided to the entity.  We concluded that the stock purchases by the Manager under both Trading Plans were neutral transactions without valuation gain or loss at the time of the Settlement Agreement and at the time of the closing of the Merger, and therefore did not result in stock compensation expense to the Registrant.

In the case of the Open Market Trading Plan, which was commenced pursuant to a 10b5-1 plan in accordance with the Securities and Exchange Act of 1934, the regulatory restrictions on the plan purchases provide mechanisms such that any acquisitions under the plan were at current trading prices when the shares were acquired and as such deemed to have no consideration component that the Registrant would need to attribute to the Settlement Agreement.

With regard to the Future Block Acquisition, in accordance with the Settlement Agreement, the valuation is different than the Open Market Trading Plan since this was a block acquisition and an individual or entity that wished to acquire a block of shares would typically have to pay greater than current market in order to acquire the shares in such large quantity.  Based on discussions with the Manager, it was the Registrant’s understanding that the determination of the $25.00 per share price was through an arm’s length negotiation with REIT Redux that culminated on the Settlement Date, and that the Manager believed that the value of the shares to be acquired under the Future Block Acquisition was the value of the shares at the time the Settlement Agreement was entered into.  In addition, the Registrant and the Manager believe that the purchase price of $25.00 per share was not materially different from the market price of the common shares at the time of the acquisition of the shares (closing at $19.37 per share on August 11, 2014) as adjusted for a potential premium to reflect the value of the block acquisition.  The Registrant’s common stock trading volume or “float” was, and remains fairly limited, with average trading volume of approximately 10,900 shares per trading day for the twelve months ended June 30, 2015.  As a result, it was determined by the Registrant that there was no consideration provided to the Company as a result of the Future Block Acquisition.

We also considered the guidance in Staff Accounting Bulletin Topic 5T, Accounting for Expenses or Liabilities Paid by Principal Stockholder(s).  We believe this guidance does not apply in this case as (1) the stock purchases by the Manager were neutral transactions without valuation gain or loss at the time of the Settlement Agreement, as explained above, and (2) the Manager is not a Principal Shareholder (10% stakeholder) of the Registrant and was not anticipated to become a Principal Shareholder of the Registrant even to the extent that all potential shares were acquired pursuant to the Trading Plan.

In connection with responding to the comments of the Staff, the Company acknowledges that:

•                 it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                 it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please call me at (323) 860-7413 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ David Thompson

David Thompson